GoviEx and Denison successfully complete transaction
to combine African uranium interests

Vancouver, Canada – June 13, 2016 GoviEx Uranium Inc. (CSE: GXU) (“GoviEx”) and Denison Mines Corp. (TSX: DML) (NYSE MKT: DNN) ("Denison") are pleased to announce the completion of the transaction to combine their respective African uranium mineral interests (the “Transaction”), previously announced on March 30, 2016.

Under the terms of the Transaction, GoviEx has acquired Denison’s wholly owned subsidiary, Rockgate Capital Corp., which holds all of Denison’s Africa-based uranium interests (collectively “DML Africa”), in exchange for 56,050,450 shares of GoviEx (the “Consideration Shares”) and 22,420,180 common share purchase warrants of GoviEx (the “Consideration Warrants”).

GoviEx’s new, combined asset portfolio now includes two permitted uranium development projects – the Madaouela Project in Niger and the Mutanga Project in Zambia. It also includes the Falea Project, an advanced exploration-stage project in Mali, and the exploration-stage Dome Project in Namibia. GoviEx now controls one of the largest uranium resource bases among publicly listed companies, with combined National Instrument 43-101 (“NI 43-101”) Measured & Indicated resources of 124.29 Mlbs U3O8, plus Inferred resources of 73.11 Mlbs U3O8.

Govind Friedland, Founder and Executive Chairman of GoviEx, commented: “The closing of this transaction with Denison signifies a new beginning for GoviEx. The company has greatly expanded its uranium resources, diversified geographically, and introduced a project pipeline to add leverage to the development of our flagship Madaouela Project in Niger. The uranium market also may be reaching a turning point, as we are seeing the classic signs of a commodity being at, or near, the bottom of the commodity cycle. In March, China unveiled its new, five-year plan to increase its nuclear power generation capacity from 27 gigawatts to 150 gigawatts by 2030. With more than US$700 billion in nuclear power generation investments currently planned, the long-term fundamentals for the uranium market remain incredibly strong.”

David Cates, President and Chief Executive Officer of Denison, commented: “Denison is very pleased to have closed this transaction and is looking forward to joining a group of shareholders at GoviEx, which includes other uranium and mining industry heavyweights. This transaction provides Denison shareholders with significant exposure to GoviEx’s Madaouela project, which is one of the world’s most advanced and arguably underappreciated uranium development assets. The closing of this transaction also marks the end of Denison’s transition from being a globally diversified company to one with a clear focus on advancing its Wheeler River project to become the next uranium producer in the Athabasca Basin region.”

Benefits to GoviEx shareholders

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Creation of a growth-focused African uranium company with a robust project development pipeline and increased jurisdictional diversification, with assets in Niger, Zambia, Mali and Namibia.
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Control of one of the largest combined uranium resource bases, estimated in accordance with NI 43-101, amongst its peer group with combined Measured resources of 28.59 Mlbs U3O8, Indicated resources of 95.70 Mlbs U3O8, and Inferred resources of 73.11 Mlbs U3O8.
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Considerable exploration potential to further increase mineral resources, with several drill-ready targets defined at each property.
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Mining permits approved or granted in Niger and Zambia, both recognized mining countries with good infrastructure and mining history.
●
Significant metallurgical testwork and engineering studies already completed on its three principal development assets, providing GoviEx with an opportunity to continue with optimization work.
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Strong shareholder base, including Denison, Ivanhoe Industries, Toshiba Corporation and Cameco Corporation.

Benefits to Denison shareholders

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Indirect ownership in GoviEx’s Madaouela Project, one of the few permitted, near-term uranium development projects in the world.
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Continued exposure to DML Africa assets through an equity ownership position in GoviEx.
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Enhanced optionality to the uranium price through significant ownership of share purchase warrants in GoviEx.
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Renewed focus for Denison on its principal assets in the Athabasca Basin region of northern Saskatchewan, Canada.
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Right to nominate one director to the GoviEx board of directors and participate in future GoviEx equity financings in order to maintain pro-rata ownership.

Transaction details

Pursuant to the terms of the Agreement, GoviEx acquired DML Africa from Denison in exchange for 56,050,450 Consideration Shares and 22,420,180 Consideration Warrants. The Consideration Shares have an approximate value of C$5,045,000 based on the closing price of GoviEx’s common shares on June 10, 2016. Denison received the Consideration Shares and Consideration Warrants in reliance on the exemption in section 2.12 of National Instrument 45-106. Each such Consideration Warrant is convertible into one common share of GoviEx at a price of US$0.15 per share for a period of three (3) years. The Consideration Warrants include an acceleration clause which provides that in the event the closing price of GoviEx's common shares is equal to or greater than C$0.24 per share for a period of 15 consecutive trading days, GoviEx may provide holders of the Consideration Warrants with written notice that holders have 30 days within which to exercise the Consideration Warrants on the original terms. Failing exercise on the original terms within 30 days of notice, the exercise price of the Consideration Warrants will be increased to US$0.18 per share and the term of the Consideration Warrants will be reduced by six months.

At the time of closing the Transaction, DML Africa was capitalized with a minimum working capital of US$700,000, which is equivalent to the forecasted annual budget for the operations of DML Africa.
For so long as Denison holds at least 5% of the issued and outstanding common shares of GoviEx, Denison will have the right to nominate one director to the GoviEx board of directors and will have the right to participate in future GoviEx equity financings in order to maintain its pro-rata ownership.

Raymond James Ltd. acted as GoviEx’s financial advisor, and Haywood Securities Inc. acted as Denison’s financial advisor.

Appointment of a new director to the GoviEx board

GoviEx is pleased to announce the appointment of David Cates, Denison’s nominee director, to the GoviEx board of directors.

Mr. Cates is the President and Chief Executive Officer of both Denison and Uranium Participation Corporation. He is a Chartered Professional Accountant (CPA, CA) and holds Master of Accounting (MAcc) and Honours Bachelor of Arts (BA) degrees from the University of Waterloo. Prior to his appointment as President and Chief Executive Officer of Denison, Mr. Cates served as Denison's Vice President Finance, Tax and Chief Financial Officer. As Chief Financial Officer, Mr. Cates played a key role in the company's mergers and acquisitions activities - leading Denison’s acquisition of Rockgate Capital Corp. and International Enexco Ltd. Prior to joining Denison in 2008, Mr. Cates worked for Kinross Gold Corp. and PwC LLP.

Closing of concurrent financing

As part of the Transaction, GoviEx undertook a concurrent equity financing by means of a non-brokered private placement (the “Placement”).

Under the Placement, GoviEx has issued 40,568,871 units (each a “Unit”) at a price of C$0.07 per Unit, for gross proceeds of approximately C$2,839,821.

Each Unit consists of one common share and one common share purchase warrant, which is exercisable for a period of three years for one common share of GoviEx at a price of US$0.12 per share until June 10, 2018 and thereafter at a price of US$0.14 per share.

All warrants issued under the Placement are subject to an acceleration clause under which GoviEx may accelerate the expiry date of the warrants if the closing price of its shares is equal to or greater than C$0.20 for a period of 15 consecutive trading days. GoviEx may issue a written notice (an “Acceleration Notice”) to the holder within 60 days of such occurrence, which Acceleration Notice shall advise the holder that the holder has 60 days following the date of the Acceleration Notice to exercise the Warrants on the original terms, failing which the warrants will expire unexercised. Subject to this acceleration clause not being exercised, the warrants issued in relation to the Placement will be exercisable until June 10, 2019.

All securities issued under the Placement are subject to a four-month hold period expiring October 11, 2016.

GoviEx directors and officers subscribed for an aggregate of 407,144 Units or approximately C$28,500 in the Placement. Denison insiders subscribed for an aggregate of 321,400 Units or approximately C$22,498 in the Placement. Denison provided the lead order for the Placement of 9,093,571 Units or approximately C$636,550, subscribing in reliance on the exemption in section 2.3 of National Instrument 45-106.

As at the close of the Transaction and Placement, Denison holds a total of 65,144,021 common shares of GoviEx or approximately 24.6% of GoviEx’s issued and outstanding common shares and a total of 31,513,751 common share purchase warrants or approximately 36.7 % of GoviEx's issued and outstanding warrants. Denison did not hold any shares or warrants of GoviEx prior to the close of the Transaction and Placement. Denison is holding the securities for investment purposes and may from time to time acquire additional securities, dispose of all or some of the existing or additional securities, or may continue to hold the securities of GoviEx.

In aggregate, the Placement was subject to the following finders’ fees: (i) approximately C$52,177 in cash fees and (ii) finders’ warrants exercisable for up to 728,451 common shares of GoviEx, subject to the same terms and conditions as the warrants issued to subscribers as part of the Placement.

GoviEx intends to use the net proceeds from the Placement for general corporate purposes, as well as to fund the continued project optimization of the Madaouela Uranium Project in Niger.

Qualified persons

For GoviEx, the scientific and technical information disclosed in this release and the technical reports referenced herein have been reviewed and approved by Dr. Rob Bowell, a chartered chemist of the Royal Society of Chemistry, a chartered geologist of the Geological Society of London and Fellow of the Institute of Mining, Metallurgy and Materials, who is an independent Qualified Person under the terms of National Instrument 43-101 for uranium deposits.

About GoviEx Uranium

GoviEx is a mineral resource company focused on the exploration and development its African uranium properties. GoviEx’s principal objective is to become a significant uranium producer through the continued exploration and development of its Mine Permitted Madaouela Project in Niger and its Mine Permitted Mutanga Project in Zambia and Falea Project in Mali.

About Denison

Denison is a uranium development and exploration company focused in the infrastructure rich eastern portion of the Athabasca Basin region in northern Saskatchewan, Canada. Highlighted by its 60% owned Wheeler River development project, which hosts the high grade Gryphon and Phoenix uranium deposits, Denison's project portfolio covers over 350,000 hectares and includes a 22.5% interest in the McClean Lake uranium mill, which is permitted for annual production of up to 24 million pounds U3O8 and is currently processing ore from the Cigar Lake mine under a toll milling agreement. Denison’s interests in the eastern Athabasca Basin also include a 61.55% interest in the J Zone deposit on the Waterbury Lake property, a 25.17% interest in the Midwest deposit, and a 22.5% interest in the McClean lake uranium deposits – all of which are located within 20 kilometres of the McClean Lake mill.

Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services division and is the manager of Uranium Participation Corp., a publicly traded company which invests in uranium oxide and uranium hexafluoride.

Additional Information

For GoviEx Uranium Inc.                 Website: www.goviex.com

Govind Friedland, Executive Chairman
Daniel Major, Chief Executive Officer
Bill Trenaman, Investor Relations
+1 604-681-5529
info@goviex.com
999 Canada Place, Suite 654, Vancouver, BC V6C 3E1

For Denison Mines Corp.                  Website: www.denisonmines.com.

David Cates, President and Chief Executive Officer
+1 416-979-1991 x 362
Sophia Shane, Investor Relations
+1 604-689-7842
Follow Denison on Twitter: @DenisonMinesCo
1100-40 University Avenue, Toronto, Ontario M5J 1T1

Cautionary statement regarding forward looking statements

This press release may contain forward-looking information within the meaning of applicable securities laws. All information and statements other than statements of current or historical facts contained in this press release are forward-looking information. Forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in both GoviEx’s and Denison's periodic filings with Canadian securities regulators. When used in this news release, words such as "will", "could", "plan", "estimate", "expect", "intend", "may", "potential", "should," and similar expressions, are forward-looking statements. Information provided in this document is necessarily summarized and may not contain all available material information.

Forward-looking statements include, without limitation, statements regarding expected benefits of the Transaction, those with respect to the use of the proceeds raised under Placement and other statements that are not facts. Forward-looking statements are based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which GoviEx and Denison operate, are inherently subject to significant operational, economic and competitive uncertainties and contingencies.

Assumptions upon which forward looking statements relating to the transaction have been made include that the uranium market may be reaching a turning point and that the long-term fundamentals of the uranium market remain incredibly strong In addition, the factors described or referred to in the section entitled "Financial Risks and Management Objectives" in the MD&A of GoviEx and "Risk Factors" in Denison's Annual Information Form dated March 24, 2016, which are available on the SEDAR website at www.sedar.com, should be reviewed in conjunction with the information found in this news release.

Although GoviEx and Denison have attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in the forward-looking statements, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the Transaction could be modified, restricted or not completed, and the results or events predicted in these forward looking statements may differ materially from actual results or events. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release are made as of the date of this news release, and GoviEx and Denison disclaim any intention or obligation to update or revise such information, except as required by applicable law, and neither GoviEx nor Denison assume any liability for disclosure relating to the other company herein.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: This press release may use the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.